One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
March 27, 2009
VIA OVERNIGHT DELIVERY
Mr. Thomas Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Moody National REIT I, Inc.
Amendment No. 5 to Form S-11
File No. 333-150612
Filed March 27, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, Moody National REIT I, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”), in your letter, dated March 13, 2009, regarding Amendment No. 4 to Form S-11 (the “Registration Statement”). The Issuer has filed today Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR, which reflects the responses below. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 5.
General
1.	Comment: We note from your response to comment 1 that determining the fair value of your operating partnerships’ assets and liabilities is an essential component of your calculation. Please revise to clarify the party that will determine such fair values. If your management will make such determinations, please clarify if they have the requisite experience in performing valuations.

Response: The Issuer has revised the disclosure at pages vi, 5 and 43 of Amendment No. 5 to clarify that the advisor will determine the fair value of the operating partnership’s assets and liabilities. The board of directors, including the independent
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Mr. Thomas Kluck
March 27, 2009

directors, will review and approve the advisor’s determination in making any adjustment to the public offering price. Additionally, Amendment No. 5 states that in the event the offering price is revised, the Issuer will disclose the method of calculating the net asset value in a prospectus supplement. Pages 3 and 67 of Amendment No. 5 have been revised to clarify that the management of the advisor has extensive experience in performing valuations with respect to real estate and real estate related assets.
Risk Factors, page 14
2.	Comment: We note your revised disclosure regarding current market conditions. Please also revise other risk factors in this section to address specifically the risks caused by current market conditions. For example, please discuss in greater detail the current risks in leasing properties and investing in hotel or retail properties and of defaults by borrowers on mortgages loans. If applicable, please briefly include any related significant risks on the cover page of the prospectus.

Response: The Issuer has revised the risk factors at pages 24, 25, 28, 29 and 32 to provide additional disclosure regarding current market conditions. Additionally, the Issuer has added a general risk factor relating to the current economic conditions on the cover page of the prospectus.
Investment Strategy, Objectives and Policies, page 45
3.	Comment: We note your revised disclosure under the subheading “The Hospitality Industry” that discusses current market conditions in the hospitality industry. We also note that the company will invest in multifamily, office, retail and industrial properties as well as securities and debt related instruments. Please revise your disclosure to discuss whether current market conditions could affect your investment strategy regarding these other properties and investments. Discuss whether your criteria used in evaluating properties and investments have changed as a result of these conditions.

Response: The Issuer has stated in the prospectus that it intends to initially invest in hospitality properties. As a result, updated information was provided with respect to this sector to address the current economic situation in the United States. The additional information provided, however, does not reflect a change in investment strategy, but rather is intended to update the previously provided market information.

The Issuer has revised the disclosure at page 46 of Amendment No. 5 to clarify that the current economic conditions are one of the factors taken into account in making an investment decision. The Issuer hereby confirms that the current market conditions have not altered the Issuer’s investment strategy regarding investing in multifamily, office, retail and industrial properties. As disclosed on page 46 of Amendment No. 5, the Issuer will consider a number of factors in making its

Mr. Thomas Kluck
March 27, 2009

investments, including an assessment of demographic, business and industry conditions, to identify technical pressures in a given market. As a blind pool offering, the economic downturn may impact specific markets, but has not impacted the Issuer’s overall investment strategy. Moreover, the impact of general economic conditions will be greatest once the Issuer has acquired investments. As a result, the Issuer respectfully submits that the investment strategy is accurate and the impact of the current economic environment on the Issuer is adequately addressed in the Risk Factors section. As economic conditions change and as the Issuer acquires its portfolio, the Issuer will update the investment strategy section in a prospectus supplement or post-effective amendment, as appropriate.
Management Compensation Table, page 69
4.	Comment: We note your response to comment 3. Based on the disclosure on page 62, it appears you will reimburse your advisor for officers’ salaries related to asset management duties even though you are already paying the advisor an asset management fee. If true, please revise to clearly disclose that you will reimburse your advisor for officers’ salaries in addition to the asset management fee paid.

Response: The Issuer has revised the disclosure at pages 9 and 72 of Amendment No. 5 to clarify that the Issuer will not reimburse its advisor for officers’ salaries for services performed in relation to the management of assets and for which the advisor receives an asset management fee.
Share Redemption Program
The Issuer has revised the terms of its share redemption program in order to conform the terms of its share redemption program to those of other issuers who have previously been granted no-action relief by the Division of Corporation Finance. In particular, the share redemption program has been revised to include, among other things, a one year holding period and a 5.0% limitation on the number of shares that can be redeemed. Please see pages 12, 13, 16, 102, 103 and 104 of Amendment No. 5.
          We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
RAT:mva